SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

695127100

(CUSIP NUMBER)

Edward Cook

1370 Avenue of the Americas, 33rd Floor

New York NY 10019

(212) 660-8060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 695127100	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Consonance Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,652,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,652,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,652,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 695127100	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Consonance Capman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,652,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,652,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,652,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 695127100	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell Blutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,652,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,652,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,652,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Consonance Capital Management LP, a Delaware limited partnership (“Consonance”), Consonance Capman GP LLC, a Delaware limited liability company (“Capman”), and Dr. Mitchell Blutt, the principal of Consonance (collectively, the “Reporting Persons”), relating to Common Stock, $0.001 par value (the “Common Stock”), of Pacira Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by Consonance through the accounts of Consonance’s private fund client and potentially through its managed account client (collectively, the “Consonance Investors”). Consonance serves as the investment manager to the Consonance Investors and may direct the vote and dispose of the 3,652,134 shares of Common Stock held by the Consonance Investors. As the general partner of Consonance, Capman may direct the vote and disposition of the 3,652,134 shares of Common Stock held by the Consonance Investors. As the principal of Consonance, Dr. Blutt may direct the vote and disposition of the 3,652,134 shares of Common Stock held by the Consonance Investors.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $0.001 par value (the “Common Stock”).

Issuer:	Pacira Pharmaceuticals, Inc.
5 Sylvan Way, Suite 300
Parsippany, New Jersey, 07054

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by Consonance, Capman and Dr. Blutt. Because Consonance is the investment manager to the Consonance Investors, Capman is the general partner of Consonance and Dr. Blutt is the principal, chief executive officer and co-portfolio manager of Consonance and the managing member of Capman, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Consonance Investors. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. In addition, Kevin Livingston is a partner and Benny Soffer is the co-portfolio manager (each of Mr. Livingston and Dr. Soffer, an “Other Officer” and collectively, the “Other Officers”) of Consonance.

(b) The principal place of business for each of the Reporting Persons and the Other Officers is 1370 Avenue of the Americas, 33rd Floor, New York NY 10019.

(c) The principal occupation of Dr. Blutt is serving as a principal, co-portfolio manager and chief executive officer of Consonance and managing member of Capman. The principal business of Capman is serving as the general partner of Consonance. The principal business of Consonance is acting as the investment manager to the Consonance Investors. The response to Item 2(a) is hereby incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons or Other Officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Other Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Consonance is organized under the laws of the State of Delaware. Capman is organized under the laws of the State of Delaware. Dr. Blutt and the Other Officers are each a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As of October 18, 2018, the Consonance Investors had invested $123,834,403 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Consonance Investors. The shares of common stock are held in margin accounts with Goldman Sachs & Co. LLC and Fidelity Prime Services.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired beneficial ownership of the Common Stock reported in this Schedule 13D for investment purposes. The Reporting Persons believe that the Common Stock is undervalued and is an attractive investment. In furtherance of their investment purpose and in the ordinary course of their business, subject to applicable law, the Reporting Persons intend to engage in dialogue with investment relations, management personnel and potentially the board of directors of the Issuer and other investors in the Issuer’s industry on multiple topics concerning the Issuer’s business, including, without limitation, the Issuer’s strategy and future plans, capitalization and financial condition, which discussions may include one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 40,960,416 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of July 26, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2018.

Consonance, as the investment manager of the Consonance Investors, may be deemed to beneficially own the 3,652,134 shares of Common Stock held by the Consonance Investors, representing approximately 8.9% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Capman and Dr. Blutt, as the general partner and principal, respectively, of Consonance, the investment manager of the Consonance Investors, may also be deemed to beneficially own the 3,652,134 shares of Common Stock beneficially owned by the Consonance Investors, representing approximately 8.9% of the issued and outstanding shares of Common Stock of the Issuer.

This report shall not be deemed an admission that any of Consonance, Capman or Dr. Blutt is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. No Other Officer beneficially owns any shares of Common Stock of the Issuer.

(b) Consonance, Capman and Dr. Blutt have the shared power to vote and dispose of the Common Stock held by the Consonance Investors reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Consonance, Capman or Dr. Blutt is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 3,652,134 shares of Common Stock owned by the Consonance Investors.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. Each of the transactions in the Common Stock were effected in the open market.

(d) The Consonance Investors hold the shares of Common Stock reported herein. Consonance Capital Master Account L.P. has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, more than five percent of the outstanding shares of Common Stock. Other than as set forth herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between Consonance, Capman and Dr. Blutt dated October 22, 2018.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2018

CONSONANCE CAPITAL MANAGEMENT LP

By:	Consonance Capman GP LLC

By:	/s/ Mitchell Blutt
Mitchell Blutt
Managing Member

CONSONANCE CAPMAN LLC

By:	/s/ Mitchell Blutt
Mitchell Blutt
Managing Member

/s/ Mitchell Blutt
Mitchell Blutt

ANNEX A

The following table sets forth all transactions with respect to shares of Common Stock of the Issuer of which the Reporting Persons may be deemed to have beneficial ownership effected in the past 60 days. All such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Buy/Sell	Shares	Per Share Cost
8/20/2018	Sell	8,001	45.4533
8/20/2018	Sell	1,999	45.4533
8/28/2018	Sell	11,600	44.6954
8/28/2018	Sell	2,900	44.6954
8/28/2018	Sell	400	45.0000
8/28/2018	Sell	100	45.0000
9/4/2018	Sell	8,001	46.4789
9/4/2018	Sell	1,999	46.4789
9/5/2018	Sell	8,001	46.7288
9/5/2018	Sell	1,999	46.7288
9/12/2018	Sell	9,201	46.0911
9/12/2018	Sell	2,299	46.0911
9/13/2018	Sell	20,162	47.0662
9/13/2018	Sell	5,038	47.0662